UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001- 39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into A Material Agreement

On June 7, 2023, Meten Holding Group Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), entered into an asset transfer agreement (the “Asset Transfer Agreement”) with two individuals, Jianyu Guo and Tianying Zheng, pursuant to which the Company intends to acquire 200 Bitcoin mining machines in total, or 100 from each of Jianyu Guo and Tianying Zheng (the “Sellers”), in consideration for an aggregate of such number of ordinary shares valued at $880,000 to be issued to the Sellers, with the number calculated by US$880,000 divided by the average closing price of the Company’s ordinary shares for twenty (20) trading days immediately before the closing date. The Company expects the closing of the transaction contemplated by the Asset Transfer Agreement to occur on or about June 22, 2023.

The foregoing description of the transactions contemplated by the Asset Transfer Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Exhibits

Exhibit Number	Description of Exhibit
10.1	English Translation of the Asset Transfer Agreement entered into by and among Meten Holding Group Ltd., Jianyu Guo and Tianying Zheng, dated June 7, 2023

Cautionary Note Regarding Forward-Looking Statements

Any statements in this Report on Form 6-K about the Company’s future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties and actual results may differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to, statements about the anticipated date of closing of the transactions contemplated by the Asset Transfer Agreement, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” and similar expressions. Risks that contribute to the uncertain nature of the forward-looking statements include, but are not limited to, the risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in subsequent filings with the SEC. All forward-looking statements contained in this Report on Form 6-K speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether because of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2023

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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